Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Filing of NI 43-101 Technical Report including a Preliminary Economic Assessment

December 2, 2014.  Caledonia Mining (“Caledonia”) announces the filing of a NI 43-101 Technical Report including a Preliminary Economic Assessment (“PEA”) in respect of the revised investment plan at Blanket Mine (“Revised Plan“), which was the subject of a news release dated November 3, 2014.

Highlights

•	Internal Rate of Return (“IRR”): 267 per cent1

•	Net Present Value (“NPV”) of the Blanket Mine: US$147 million1

The objectives of the Revised Plan are to improve the underground infrastructure and logistics at the Blanket Mine and allow an efficient and sustainable production build-up.  The investment proposed in the Revised Plan is expected to give rise to production from resources currently defined as inferred of approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from proven and probable mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

Minxcon (Pty) Limited (“Minxcon”), an independent mining consultancy based in South Africa, completed a scoping level study on the Blanket Mine which comprises an extension from the 750 metre level to 1,120 metre level, in the form of a PEA, a summary of which is included in the Technical Report. The PEA includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves.  The key conclusions arising from the PEA are as follows:

•	the IRR arising from the Revised Plan was calculated at 267 per cent1;

•	the NPV for the Blanket Mine arising from reserves and the inferred resources used in the Revised Plan was calculated at US$147 million1; and

•
of the ounces that need to be produced so that the cumulative cash flow arising from the Revised Plan becomes positive (i.e. the “Payback Area”), only 3 per cent will come from resources that are currently classified as inferred.

There is no certainty that the PEA will be realised. The Technical Report was authored by Daan van Heerden, Uwe Englemann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon (Pty) Ltd., each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101. The Technical Report, which includes the PEA, is available for download on the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com
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1 IRR and NPV are derived by Minxcon using a real gold price of US$1,250 per ounce;   NPV is calculated by Minxcon using a real discount rate of 8.36 per cent.  Further assumptions are set out in the Technical Report

Commenting on the publication of the Technical Report, Steve Curtis, Caledonia’s Chief Executive Officer said:

“I am encouraged that the revised investment plan for the Blanket Mine has been validated by Minxcon, an external independent consulting group.  The high projected internal rate of return for the investment confirms this to be a very exciting project.

“The high proportion of the investment that will be recovered from the mining of reserves and resources with a higher level of confidence than inferred resources, also supports our view that the revised investment plan has been prepared on a conservative basis.“

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding capital expenditures and further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Paul Gillam/ James Black Tel: +44 20 7260 1000

Blytheweigh Tim Blythe/Halimah Hussain/Camilla Horsfall/George Yeomans Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751